Exhibit 1.02

THE GOODYEAR TIRE & RUBBER COMPANY

Conflict Minerals Report

For the Year Ended December 31, 2013

Introduction

The terms “Goodyear,” “Company” and “we,” “us” or “our” wherever used herein refer to The Goodyear Tire & Rubber Company together with all of its consolidated U.S. and foreign subsidiary companies, unless the context indicates to the contrary. Terms used herein that are defined in Item 1.01(d) of Form SD are used as defined therein.

For a brief description of our business and products and the necessary components of our products that contain conflict minerals, see the Form SD to which this Conflict Minerals Report is attached.

As a result of our reasonable country of origin inquiry (“RCOI”) described in the Form SD, we identified one tin smelter, Malaysia Smelting Corporation, that supplied conflict minerals to a number of our suppliers and that we had reason to believe may have sourced conflict minerals from the Covered Countries.

Description of Due Diligence Measures

We are designing our due diligence measures to conform, in all material respects, with the framework in the Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition 2013 (“OECD Guidance”) and the related Supplements on tin, tantalum, tungsten and gold.

This Conflict Minerals Report is available on our Internet website as an Exhibit to Form SD at http://investor.goodyear.com/sec.cfm. Please note, however, that information contained on our Internet website is not incorporated by reference into this Conflict Minerals Report or otherwise considered to be a part of this document.

Establishment of Strong Company Management Systems

To lead our initial compliance efforts with respect to conflict minerals and to develop a sustainable process for future compliance, a cross-functional team was created that includes associates from the following departments:

•	Global Procurement

•	Global Environmental, Health, Safety & Sustainability

•	Corporate Accounting and Reporting

•	Law

•	Corporate Compliance and Ethics

•	Internal Audit

The activities of this team are directed by an executive steering committee comprised of the leaders of the departments listed above. As the needs of this team continue to evolve, members will be added or removed to address specific needs in the compliance process. This team provides periodic updates to the executive steering committee, as well as the Audit Committee of the Board of Directors, regarding our ongoing compliance efforts.

In December 2012, Goodyear’s Supplier Code of Conduct was updated to include the following provision with respect to conflict minerals:

“Suppliers shall source minerals, derivatives of minerals, and other raw materials in a manner that respects human rights. Suppliers shall avoid directly or indirectly financing or benefiting armed groups in the Democratic Republic of Congo (DRC) and/or its adjoining countries. Suppliers are required, from time to time, to certify that all materials and products supplied to Goodyear either: i) do not contain tantalum, tin, tungsten or gold or ii) if they do contain those elements, Suppliers shall cooperate with Goodyear in determining the country of origin and the source (including the applicable smelter) and chain of custody of those elements.”

All suppliers of components that contain conflict minerals are required to agree to the Supplier Code of Conduct in order to do business with us, and we reserve the right to terminate our business relationship with any supplier found not to be in compliance with the Supplier Code of Conduct. The Supplier Code of Conduct is specifically incorporated into the terms and conditions of our North American purchase orders and is in the process of being incorporated into purchase orders globally.

In order to increase awareness of conflict minerals issues, we developed internal and external communications aimed at (1) sourcing raw materials and components in a manner that respects human rights, (2) identifying conflict minerals in our products, (3) collecting information with respect to the country of origin, source and chain of custody of conflict minerals, and (4) responding appropriately to inquiries from our customers.

Any associate, supplier or customer may choose to report a policy violation, including a violation of our Supplier Code of Conduct, or raise a question through the Goodyear Integrity Hotline, which is run by an independent service. Reports of policy violations may be made anonymously.

Identification and Assessment of Risks in the Supply Chain

We sent the EICC-GeSI Conflict Minerals Reporting Template (each a “Template” and collectively the “Templates”) to each of the suppliers that directly supply us with components that contain conflict minerals in order to collect product-level information on all of the smelters in their supply chain, as well as the country of origin, source and chain of custody of those conflict minerals. Once we received a completed Template from a supplier, we evaluated the Template for completeness and accuracy, and made further inquiries of our suppliers in order to clarify or improve the quality of their responses to us. This process frequently involved several rounds of discussions with our suppliers throughout 2013 and into 2014. Our objective was to identify each of the smelters that placed conflict minerals into our supply chain, which we believed would facilitate our ability to identify the source and chain of custody of the conflict minerals contained in our products.

We then made further inquiries of our suppliers regarding their smelters’ supply chain, reviewed representations received from certain smelters, reviewed our suppliers’ and the smelters’ websites and conducted open-source internet searches for any further information on our suppliers and the smelters regarding the source and chain of custody of the conflict minerals they used, including information with respect to the mine or location of origin of the ore processed by the smelters.

We also reviewed publicly available information posted by the Conflict Free Smelter Program of the Conflict Free Sourcing Initiative (“CFSI”) to assist us in determining whether a smelter was sourcing conflict minerals in a socially responsible manner. If a smelter was included on the Compliant Smelter List maintained by the CFSI, we determined that we would rely on the results of that third party audit for purposes of (1) the risk assessment with respect to the conflict minerals supply chain and (2) the evaluation of whether the smelters have effective due diligence practices.

Design and Implementation of a Strategy to Respond to Identified Risks

We reserve the right to terminate our business relationship with any supplier found not to be in compliance with the Supplier Code of Conduct, which requires suppliers to “source minerals, derivatives of minerals, and other raw materials in a manner that respects human rights” and to “avoid directly or indirectly financing or benefiting armed groups in the Democratic Republic of Congo (DRC) and/or its adjoining countries.” We are not currently aware of any supplier who has breached this provision of our Supplier Code of Conduct and, therefore, no corrective action has been required.

Independent Third-Party Audit of Smelter’s Due Diligence Practices

For calendar year 2013, we relied on, and in the future we intend to rely on, independent third party audits of a smelter’s due diligence of its conflict minerals supply chain that are conducted by industry initiatives, such as the CFSI, or governments.

Annual Reporting on Supply Chain Due Diligence

To the extent required by Section 13(p) of the Securities Exchange Act of 1934 and Rule 13p-1 thereunder, we will annually provide a Conflict Minerals Report as an exhibit to Form SD that describes our due diligence practices with respect to conflict minerals that we know or have reason to believe may have originated in the Covered Countries, including with respect to our management systems, risk assessment and risk management activities. We will also provide an independent private sector audit of our Conflict Minerals Report to the extent required by law.

Results of 2013 Due Diligence Inquiries

In 2013, we had a total of 16 direct suppliers of the necessary components of our products that contain conflict minerals. We received Templates that we deemed to be complete from 13 of those suppliers, which represented 95% of our spending on those components. As a result of our RCOI, we identified one tin smelter, Malaysia Smelting Corporation, that supplied conflict minerals to a number of our suppliers and that we had reason to believe may have sourced conflict minerals from the Covered Countries.

Malaysia Smelting Corporation has stated on its public website that it “conduct[s] its custom smelting business in a responsible and ethical manner.” That assertion appears to be supported by Malaysia Smelting Corporation’s inclusion on the Compliant Smelter List maintained by the CFSI’s Conflict Free Smelter Program.

All of the tires that we manufacture contain bead wire, which in turn contains tin (except for radial aircraft tires). An indeterminate portion of the tin that is incorporated into the bead wire we use is ultimately provided to us through a number of our suppliers by Malaysia Smelting Corporation, which operates a smelter located in Penang, Malaysia. Malaysia Smelting Corporation has stated on its public website that it sources between 15-20% of its tin from predominantly artisanal miners in Central Africa, the majority of which is from Rwanda and the southern Katanga Province of the Democratic Republic of the Congo.

In spite of successfully identifying more than 90% of the smelters in our supply chain and having access to adequate information regarding Malaysia Smelting Corporation, we were unable to determine whether our products were “DRC conflict free” in 2013 due to (1) the difficulty inherent in obtaining complete and accurate information from entities that are far-removed from us in the supply chain, (2) our corresponding inability to determine definitively the country of origin of the majority of the conflict minerals that we used in our products, and (3) the infancy of the currently available smelter certification processes.

Based on the guidance provided by the staff of the Division of Corporation Finance in its “Statement on the Effect of the Recent Court of Appeals Decision on the Conflict Minerals Rule” dated April 29, 2014, we have not provided an independent private sector audit of our 2013 Conflict Minerals Report.

Future Due Diligence Process Enhancements

As the requirements imposed upon U.S. public companies with respect to conflict minerals reporting become more widely understood by suppliers globally, we anticipate that the quality and timeliness of their responses to us will improve. In addition, we have implemented, or are considering implementing, the following enhancements to our due diligence process:

1.	Effective on January 2, 2014, we began to require suppliers of components that contain conflict minerals to inform us if their suppliers have changed as part of the documentation submitted to us prior to any shipment to one of our manufacturing facilities. We implemented this process enhancement in order to more quickly identify changes in a supplier’s supply chain. If a supplier’s supply chain has changed since the date of the last Template they submitted to us, they will be required to complete an updated Template in due course.

2.	While all suppliers of components that contain conflict minerals have agreed to the Supplier Code of Conduct, we plan to continue to implement new purchase order terms and conditions globally that specifically incorporate our Supplier Code of Conduct.